Stoecklein Law Group, a Professional Corporation

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

March 18, 2011

Mr. William H. Thompson

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE: Voice Assist, Inc.

Your Letter of December 28, 2010

Form 10-K filed March 9, 2010 and 8-K filed November 12, 2010

File No. 333-149446

Dear Mr. Thompson,

This correspondence is in response to your letter dated December 28, 2010 in reference to Form 10-K for fiscal year ended December 31, 2009 filed on March 9, 2010 and Form 8-K filed on November 12, 2010 on behalf of Voice Assist, Inc., your file number 333-149446.

Form 10-K for Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the report date is March 5, 2009, whereas the audit report covers the financial statements as of and for the year ended December 31, 2009. Please tell us whether you have a properly dated audit report on file. If not, please obtain a properly dated audit report and file an amended Form 10-K that includes the new report. As a related matter, please help us understand why, under Item 14, you only discuss fees paid to De Joya Griffith & Company LLC for review services on your September 30, 2009 interim financial statements and there are no fees disclosed for the annual audits.

Voice Assist, Inc.
SEC Response #1
Dated: March 18, 2011
Page

Response:  We will file an amended 10K/A with a revised auditor letter from DeJoya Griffith & Company, LLC with a corrected date of the letter of March 5, 2009 to March 5, 2010; copy of letter attached.

Additionally, under Item 14(2) there were no audit fees paid to DeJoya Griffith & Company, LLC, during 2009. We have revised Item 14(2) to reflect the payment of the $3,500 audit fees relating to the bill from DeJoya Griffith & Company for the audit fees related to the audit for year ended 12/31/2009.

Form 8-K Filed November 12, 2010

Section2 – Financial Information, page 2

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Pro Forma Unaudited Balance Sheet & Statement of Operations, page 18

2. Please review for accuracy your introductory and footnote disclosures regarding the transaction date that was assumed in the pro forma balance sheet and pro forma statement of operations and revise as appropriate. If the pro forma balance sheet is not prepared as if the transactions occurred on the balance sheet date and/or the pro forma statement of operations is not prepared as if the transaction occurred at the beginning of the period, please tell us the basis for your presentation. We believe the latest disclosures in note 1 on pages H-3 and I-3 would also benefit from further clarification regarding assumed transaction dates.

Response:  We have filed an amended 8K/A with a revised disclosures.  The basis for the presentation is that we treated the transactions as if they occurred on the proforma balance sheet date and as of the beginning of the period for the proforma statement of operations.

Notes to Pro-Forma Condensed Consolidated Financial Statements, page 21

Note 2. Pro-Forma Adjustments, page 21

SpeechPhone LLC and Related Entities Combined Financial Statements For the Six Months Ended June 30, 2010 and 2009 (Unaudited)

Combined Balance Sheets, page F-1

Voice Assist, Inc.
SEC Response #1
Dated: March 18, 2011
Page

3. We note the significant amount of Accounts Payable – Related Party and Accrued Expenses – Related Party at each balance sheet date. Please refer to FASC ASC 850-10-50-1 as well as Rule 5-02 of Regulation S-X and tell us your consideration of explaining these liabilities in a note to the financial statements.

Response: We have filed an amended 8K/A with revised disclosures in the unaudited financial statements for June 30, 2010 and 2009.

Note 1 The Company, page F-4

4. We note under Basis of Presentation here and on page G-6 you do not disclose your basis in GAAP for presenting the financial statements on a combined basis. Please tell us your consideration of disclosing this information. To the extent the financial statements are combined because the entities represent a group under common control, please tell us how you concluded that common control exists among the entities. Please be sure to indicate the percentage ownership and voting interest of the majority owner(s) of each of the combined entities.

Response:  We have filed an amended 8K/A with revised disclosures in the unaudited financial statements for June 30, 2010 and 2009.  SpeechPhone, LLC, MDM Intellectual Property, LLC, SpeechPhone Direct, LLC, SpeechCall, LLC, SpeechCard, LLC and Voice Assist, LLC were all under the common control of Michael Metcalf.

Voice Assist, Inc.
SEC Response #1
Dated: March 18, 2011
Page

Entity Name	Owner’s Name(s)	% Owned	% Voting Interest
SpeechPhone, LLC	Michael Metcalf Ronald Zeffer Doug Maniaci Sound Advantage, LLC	23% 11% 11% 9%	23% 11% 11% 9%
MDM Intellectual Property, LLC	Michael Metcalf Ronald Zeffer Douglas Maniaci	25% 23% 23%	25% 23% 23%
SpeechPhone Direct, LLC	Michael Metcalf, Manager, Sound Management Services, LLC	100%	100%
SpeechCall, LLC	Michael Metcalf, Manager, Sound Management Services, LLC	100%	100%
SpeechCard, LLC	Michael Metcalf	90%	90%
Voice Assist, LLC	Michael Metcalf Ronald Zeffer Douglas Maniaci	50% 25% 25%	50% 25% 25%
5. Based on your disclosures on page 2 under Agreements of Purchase and Sale of Assets, we understand that you acquired SpeechPhone LLC, MDM Intellectual Property LLC, and VoiceAssist LLC. However, your disclosure here indicates you are presenting the combined financial statements of SpeechPhone LLC, MDM Intellectual Property LLC, SpeechCard LLC, SpeechPhone Direct, LLC and SpeechCall, LLC. Please explain to us this apparent discrepancy in terms of the entities that were acquired and revise your disclosures accordingly to clarify.

Voice Assist, Inc.
SEC Response #1
Dated: March 18, 2011
Page

Response:  We acquired substantially all of the assets of SpeechCard, LLC for 1,025,000 shares of VoiceAssist, Inc.  We believe this was properly disclosed in the Form 8-K.  Additionally, we acquired SpeechPhoneDirect, LLC, SpeechCall, LLC and Voice Assist, LLC with no additional consideration because it was all part of one single transaction.  SpeechPhoneDirect, LLC had total assets of approximately $6,000 which was property and equipment.  SpeechCall, LLC and Voice Assist, LLC  had no assets.

Note 2. Summary of Significant Accounting Policies, page F-4

Software Development Costs, page F-5

6. Please clarify the nature of the software that is being developed, including whether it represents software to be sold, leased or marketed, or whether it represents internal use software. Refer to ASC 350-40 and ASC 985. Please tell us the specific guidance in GAAP that supports your capitalization and amortization policies for these software development costs. Additionally, in light of your disclosure that no software development costs have been amortized because the products have not yet been placed in service, please tell us your consideration of disclosing under Management’s Discussion and Analysis of Financial Condition and Results of Operations the amount of additional costs you expect to incur in developing the software, when you expect the software to be placed in service and the anticipated impact on your results of operations of placing this software into service.

Response: We have filed an amended 8K/A with revised disclosures in the unaudited financial statements for June 30, 2010 and 2009.  The Company accounts for their software development costs in accordance with ASC Topic 350.  The nature of the software that is being developed is internal useAutomated Speech Recognition software.  The software was placed into service during the quarter ended September 30, 2010 and the Company expects approximately $25,000 of amortization per quarter which has impacted the statement of operations and statement of cash flows.

Voice Assist, Inc. and SpeechPhone, LLC and Related Entities Unaudited Pro Forma Combined Financial Information For the Six Months Ended June 30,2010 and For the Year Ended December 31, 2009, pages H-1 and I-1 to I-3.

7. We note you do not provide detailed footnote disclosure regarding each pro-forma adjustment to explain the reasons for the adjustment and how the amount of the adjustment is computed. Please refer to Rule 11-02 of Regulation S-X and tell us your consideration of providing such disclosure. We believe these footnotes desirably would be cross-referenced to the related adjustment on the face of the pro forma financial statements.

Voice Assist, Inc.
SEC Response #1
Dated: March 18, 2011
Page

Response:  We have filed an amended 8K/A with revised disclosures in the unaudited proforma financial statements for June 30, 2010 and December 31, 2009.

8. Please explain to us why there is no pro forma adjustment to income tax expense to reflect the change in status form a limited liability company to a corporation.

Response:  We have filed an amended 8K/A with revised disclosures in the unaudited proforma financial statements for June 30, 2010 and December 31, 2009.

9. Please explain to us why there is no pro forma adjustment to interest expense to reflect the debt that was extinguished in connection with the September 30, 2010 transactions.

Response: We have filed an amended 8K/A with revised disclosures in the unaudited proforma financial statements for June 30, 2010 and December 31, 2009.

10. We note your disclosure on page 3 that pursuant to closing of the September 30, 2010 transactions, you issued 1.025 million shares of common stock in exchange for 100% of Mr. Michael Metcalf’s concept Music By Voice. Please tell us how you account for the Music By Voice in the pro forma financial statements and in the financial statements for the quarterly period ended September 30, 2010 filed on Form 10-Q on November 22, 2010.

Response: Music By Voice is not a separate legal entity, rather it is a concept.  We treated the acquisitions as a single transaction since they were all related entities and not several separate transactions.  This transaction was part of the recapitalization due to reverse merger and there was no additional intangible asset or goodwill recorded.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 4-T. Controls and Procedures, page 19

11. In light of your disclosure on page 17 of Form 8-K filed November 12, 2010 that your internal controls over financial reporting are ineffective, please tell us how you were able to conclude that disclosure controls were effective as of September 30, 2010. Please tell us your consideration of providing disclosure of this type of information to the extent applicable in future filings.

Voice Assist, Inc.
SEC Response #1
Dated: March 18, 2011
Page

Response: We concluded that the disclosure controls were effective as of September 30, 2010 because, throughout the third quarter of 2010, the Company was a development stage company with minimal operations, which had effective internal controls over financial reporting and effective disclosure controls. On the last day of the quarter the Company completed the acquisition of SpeechPhone, LLC and various related entities. As a result of the acquisition of SpeechPhone, LLC and the related entities, the Company did not have sufficient time to implement additional internal controls over financial reporting or disclosure controls to render such controls effective, and therefore concluded that the Company’s internal controls over financial reporting were ineffective at the time of the filing of the Form 8-K on November 12, 2010. In future filings, given the opportunity to develop and implement such controls, we believe the Company has developed effective internal controls over financial reporting and effective disclosure controls.

Condensed Consolidated Statements of Cash Flows, page 3

12. We note that $2.95 million of debt was extinguished for common stock during the nine months ended September 30, 2010, but you have not provided footnote disclosure regarding the date and terms of this transaction. Please tell us your consideration of providing such disclosure. Please also tell us how this transaction will be reflected in your statements of equity for the year ended December 31, 2010 and the basis in GAAP for your accounting.

Response: We acquired substantially all of the assets and only certain liabilities that were part of ongoing operations or those liabilities that were related to the assets acquired.  We did not acquire a substantial portion of the liabilities and the liabilities remained with the entities.  We believe this is sufficiently disclosed in Note 1 to the financial statements.  We issued Voice Assist, Inc. shares to the entities and the liabilities were settled at the entity level and did not impact Voice Assist, Inc.’s financial statements.

Sincerely,

/s/Donald J. Stoecklein

cc: Voice Assist, Inc.